CUSIP 981579105	Page 1 of 7 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Original Filing)1

Worldspace, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

981579105

(CUSIP Number)

June 30, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

[1]

The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 981579105	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Natixis Asset Management Advisors, L.P. 04-3274056
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,405,605
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,405,605
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,605 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.66%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) IA

CUSIP 981579105	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Natixis Distribution Corporation 04-3200028
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 2,405,605
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 2,405,605
8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,405,605 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.66%
12	TYPE OF REPORTING (SEE INSTRUCTIONS) HC

CUSIP 981579105	Page 4 of 7 Pages

Item 1	(a).	Name of Issuer:

Worldspace, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

8515 Georgia Avenue Silver Spring, MD 20910

Item 2	(a).	Name of Person(s) Filing:

Natixis Asset Management Advisors, L.P. (“Natixis Advisors”) Natixis Distribution Corporation (“General Partner”)

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Both Natixis Advisors and the General Partner maintain their principal offices at: 399 Boylston Street Boston, MA 02116

Item 2	(c).	Citizenship:

Natixis Advisors is a Delaware limited partnership. The General Partner is a Delaware corporation.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

981579105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP 981579105	Page 5 of 7 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

By reason of investment advisory relationships with the person who owns the Shares, Natixis Advisors may be deemed to be the beneficial owner of the reported shares of the Issuer’s common stock. Natixis Distribution Corporation, as General Partner of Natixis Advisors, may be deemed the indirect beneficial owner of the reported shares of the Issuer’s common stock. Both Natixis Advisors and Natixis Distribution Corporation disclaim beneficial ownership of the reported shares of the Issuer’s common stock.

(a) Amount beneficially owned:

2,405,605

(b) Percent of class:

5.66%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,405,605

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

2,405,605

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Various persons, as investment advisory clients of Natixis Advisors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. To the knowledge of Natixis Advisors no one such person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

CUSIP 981579105	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 9th day of July, 2008.

Natixis Asset Management Advisors, L.P.

By:		/s/ Coleen Downs Dinneen
	By:	Coleen Downs Dinneen
	Its:	SVP, General Counsel, Secretary and Clerk

Natixis Distribution Corporation

By:		/s/ Coleen Downs Dinneen
	By:	Coleen Downs Dinneen
	Its:	SVP, General Counsel, Secretary and Clerk

CUSIP 981579105	Page 7 of 7 Pages

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Worldspace, Inc. that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 9th day of July, 2008.

Natixis Asset Management Advisors, L.P.

By:		/s/ Coleen Downs Dinneen
	By:	Coleen Downs Dinneen
	Its:	EVP, General Counsel, Secretary and Clerk

Natixis Distribution Corporation

By:		/s/ Coleen Downs Dinneen
	By:	Coleen Downs Dinneen
	Its:	EVP, General Counsel, Secretary and Clerk